THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

                                                                    Exhibit 1
                                                                Sub-Item: 77C




     A Special Meeting of the Stockholders of The Dreyfus Socially Responsible Growth Fund, Inc. (the "Fund") was held on April 14, 1999. Out of 16,039,030 shares of the Fund outstanding and entitled to vote at the meeting, 15,183,803 shares of common stock were represented in person or by proxy. The following matter was duly approved by vote of the holders of the Fund's outstanding shares as follows:

     A proposal to approve a new sub-investment advisory agreement between The Dreyfus Corporation ("Dreyfus") and NCM Capital Management Group, Inc. ("NCM"), the terms of which are identical to the terms of the current sub-investment advisory agreement between Dreyfus and NCM, in all material respects.


    Affirmative Votes        Negative Votes      Abstained
    13,773,423               284,901             1,125,478